

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 10, 2010

Via Facsimile 415-677-6262 and U.S. Mail

Mr. Brent Donaldson
Series B (CPA 14) of Tender Investors, LLC
c/o Tender Investors Manager LLC
6114 La Salle Ave. #345
Oakland, CA 94611

> Re: **Corporate Property Associates 14 Incorporated**
> **Schedule TO-T**
> **Filed July 28, 2010**
> **by Series B (CPA 14) of Tender Investors, LLC, Tender Investors**
> **Manager LLC and Apex Real Estate Advisors, LLC**
> **File No. 5-62281**

Dear Mr. Donaldson:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

General

1. Exchange Act Rule 14d-1(g) defines a "bidder" as any person who makes a tender offer or "on whose behalf a tender offer is made." We note the financing condition applicable to the offer and the Purchaser's intent to seek financing "from investors who have expressed an interest in investing in the Purchaser." Supplementally identify the persons who have expressed an interest in providing financing to the purchaser either directly or indirectly through the purchase of

membership interests. Further, please provide us with your analysis as to whether such persons should be identified as co-bidders in the current tender offer. Please refer to Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available on our Web site at www.sec.gov.

2. It has come to our attention that MacKenzie Patterson Fuller, LP and/or its affiliates may have initiated an unregistered "mini" tender offer for the shares of the company in the weeks prior to the commencement of the current offer. Similarly, it has come to our attention that other investors may have contacted Corporate Property Associates 14 Incorporated and indicated an interest in acquiring shares of the company in a tender offer. Please supplementally advise us of any contacts and any agreements, whether written or oral, that exist between the filing persons and their affiliates, MPF and/or any natural person regarding the possible acquisition of shares of Corporate Property Associates 14 Incorporated. Refer to Item 5 of Schedule TO and corresponding Item 1005(e) of Regulation M-A. We may have further comment.

3. We note that you have opted to publish a notice regarding your tender offer in the Investors' Business Daily newspaper, a media publication of limited circulation when compared to other newspapers in which such notices are often published. Please provide us with your analysis regarding whether this notice satisfies the requirements of adequate publication set forth in Rule 14d-4(d) of the Exchange with respect to the use of summary or long-form publication of tender offers pursuant to Rule 14d-4(a).

Exhibit (a)(1): Offer to Purchase

Summary Term Sheet, page 1

What Are The Classes and Amounts of Securities Sought In This Offer, page 1

4. We note disclosure that the Purchaser may reduce the total number of securities sought in offer in the event the Financing Contingency is not met. Please revise the Question and Answer section to disclose that the Purchaser may amend the offer in this manner. Disclose in a Question & Answer the amount of the possible reduction, when announcement of such a reduction would occur and the length of time the Purchaser would keep the offer open following the announcement.

<u>Do You Have the Financial Resources to Make the Payment…, page 1</u>

5. Please file any agreements that have been executed between the Purchaser and its members with respect to the $6,000,000 commitment amounts. Refer to Item 1016 (d) of Regulation M-A.

<u>Is the Financial Condition of the Purchaser Relevant to My Decision on Whether to Tender in the Offer, page 1</u>

6. Please further clarify that the "Financing Contingency" refers only to the ability to purchase greater than 988,000 securities at the current offer price.

7. Please supplementally advise us of whether the members have already provided the partnership with, or have made arrangements to place in escrow, any of the funds that will be used to purchase the $6,000,000 worth of shares.

8. Please revise to disclose the total assets (i.e., cash on hand) available to the Purchaser as of the most recent balance sheet date. Further, revise to emphasize more clearly that the financial condition of the Purchaser is relevant under <u>all</u> scenarios involving the Offer because the ability to fund the offer is dependent on the receipt of member commitments (which, as noted in our comment above, may not yet have been received) and receipt of proceeds from the sale of additional membership interests in the Purchaser if a greater number of shares are tendered than the Initial Shares.

<u>What is the Market Value of My Shares…, page 3</u>

9. Revise to indicate the net asset value per share of CPA 14 as of the most recently ended fiscal quarter. Further, we refer to the Form 10-Q filed by CPA 14 for the fiscal quarter ended March 31, 2010. Please revise to disclose the average redemption price paid by the company per share as of March 31, 2010.

<u>Section 11. Certain Information Concerning the Purchaser, the Manager and Apex, page 11</u>

10. Please remove the knowledge qualifier on page 12 in representations made by the Purchaser and its affiliates in sub paragraphs (i)-(iii).

Section 12. Source of Funds, page 12

11. We note that you intend to finance the transaction through the binding
commitments of the members of the Purchaser. If any of the members will be
funding its commitment using borrowed funds, summarize each such loan
agreement pursuant to Item 1007(d) and file it pursuant to Item 1016(b) of
Regulation M-A.

12. You disclose that the Purchaser's members have sufficient "available net worth
and liquid assets to meet their capital commitments…" You similarly disclose the
possibility that the members may default on their binding commitments to fund
the Offer. Please supplementally provide support for the claim that the members
have sufficient available net worth and liquid funds to fund the $6,000,000
commitment.

13. Please supplementally advise us of whether the Purchaser has already commenced
a private offering of its membership interests in order to meet the Financing
Contingency and if not, when it intends to do so.

Section 13. Conditions of the Offer, page 13

14. We note that the offer is not completely financed and is subject to a financing
condition. Generally, when an offer is not financed, or when an offeror's ability
to obtain financing is uncertain, a material change will occur in the information
previously disclosed when the offer becomes fully financed. Under Rule 14d-
3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO
disclosing this material change. Please confirm that the offeror will disseminate
the disclosure of this change in a manner reasonably calculated to inform security
holders as required by Rule 14d-4(d). In addition, please confirm that five
business days will remain in the offer following disclosure of the change or that
the offer will be extended so that at least five business days remain in the offer.
Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and
24296 (April 3, 1987).

15. Please explain language in the last paragraph regarding waiver of certain
conditions of the offer and commitment to keep the offer open for at least "three
business days" upon the occurrence of a material change. This disclosure is
inconsistent with disclosure on page 12 in which you acknowledge that in the
event the Financing Contingency condition is waived and you amend the offer to
reduce the number of shares sought, then the offer would remain open for at least
ten business days following such a change. Please revise to remove the reference
to a "three business day" extension. Please revise to clarify that any waiver
and/or material change to the offer may necessitate leaving the offer open for the

maximum number of days required under applicable securities law. Refer to Exchange Act Rule 14e-1(b).

16. We refer to the last paragraph of this section and the disclosure relating to your failure to exercise any of the rights described on the preceding page and what you deem to constitute a waiver. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer <u>and</u> recirculate new disclosure to securityholders. Please confirm your understanding that if an offer condition is triggered, you will notify securityholders whether or not you have waived such condition.

17. Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding in your response letter.

<u>Section 16. Miscellaneous, page 14</u>

18. We note your statement that the offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders in any state in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. You disclose you are not aware of any state in the United States in which the making of the offer or the acceptance thereof is illegal. Please clarify that you are limiting the offer and acceptance only with respect to states within the United States and not a foreign state. Refer to Rule 14d-10(a)(1) and 14d-10(b)(2).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions